

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 14, 2017

<u>Via E-mail</u>
Mr. Wayne M. Rehberger
Chief Financial Officer
Engility Holdings, Inc.
4803 Stonecroft Blvd.
Chantilly, VA 20151

> **Re:** **Engility Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 9, 2017**
> **File No. 1-35487**

Dear Mr. Rehberger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction